UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Dave & Buster’s Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

238337109

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 33rd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,095,246
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,095,246
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,095,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,869,527
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,869,527
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		53,231
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

53,231
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH D FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		71,349
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

71,349
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH G FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		206,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

206,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

206,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH J FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,747
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,747
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,869,527
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,869,527
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HP D GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		71,349
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

71,349
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HP G GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		206,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

206,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

206,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HP J GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,747
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,747
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,457,488
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,457,488
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,457,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,605,965
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,605,965
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,605,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

IA, PN

15

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,605,965
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,605,965
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,605,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

OO

16

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,605,965
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,605,965
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,605,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 238337109

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Partners II LP, a Delaware limited partnership (“Hill Path Capital II”), with respect to the securities directly and beneficially owned by it;
(iii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;
(iv)	Hill Path D Fund LP, a Delaware limited partnership (“Hill Path D”), with respect to the securities directly and beneficially owned by it;
(v)	Hill Path G Fund LP, a Delaware limited partnership (“Hill Path G”), with respect to the Shares directly and beneficially owned by it;
(vi)	Hill Path J Fund LP, a Delaware limited partnership (“Hill Path J”), with respect to the Shares directly and beneficially owned by it;
(vii)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital and Hill Path Co-Investment;
(viii)	Hill Path Capital Partners II GP LLC, a Delaware limited liability company (“Hill Path GP II”), as the general partner of Hill Path Capital II;
(ix)	HP D GP LLC, a Delaware limited liability company (“HP D GP”), as the general partner of Hill Path D;
(x)	HP G GP LLC, a Delaware limited liability company (“HP G GP”), as the general partner of Hill Path G;
(xi)	HP J GP LLC, a Delaware limited liability company (“HP J GP”), as the general partner of Hill Path J;
(xii)	Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of Hill Path GP;
(xiii)	Hill Path Investment Holdings II LLC, a Delaware limited liability company (“Hill Path Investment Holdings II”), as the managing member of each of Hill Path GP II, HP D GP, HP G GP and HP J GP;
18

CUSIP No. 238337109

(xiv)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J;
(xv)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(xvi)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 33rd Floor, New York, New York 10155.

(c)       The principal business of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital and Hill Path Co-Investment. The principal business of Hill Path GP II is serving as the general partner of Hill Path Capital II. The principal business of HP D GP is serving as the general partner of Hill Path D. The principal business of HP G GP is serving as the general partner of Hill Path G. The principal business of HP J GP is serving as the general partner of Hill Path J. The principal business of Hill Path Investment Holdings is serving as the managing member of Hill Path GP. The principal business of Hill Path Investment Holdings II is serving as the managing member of each of Hill Path GP II, HP D GP, HP G GP and HP J GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,095,246 Shares beneficially owned by Hill Path Capital is approximately $89,773,700, including brokerage commissions. The aggregate purchase price of the 2,869,527 Shares beneficially owned by Hill Path Capital II is approximately $58,124,931, including brokerage commissions. The aggregate purchase price of the 53,231 Shares beneficially owned by Hill Path Co-Investment is approximately $2,280,755, including brokerage commissions. The aggregate purchase price of the 71,349 Shares beneficially owned by Hill Path D is approximately $2,343,717, including brokerage commissions. The aggregate purchase price of the 206,865 Shares beneficially owned by Hill Path G is approximately $7,173,166, including brokerage commissions. The aggregate purchase price of the 309,747 Shares beneficially owned by Hill Path J is approximately $10,161,215, including brokerage commissions.

19

CUSIP No. 238337109

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,290,288 Shares outstanding, as of December 1, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 6, 2022.

A.	Hill Path Capital
(a)	As of the close of business on the date hereof, Hill Path Capital beneficially owned directly 2,095,246 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,095,246
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,095,246
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital has not entered into any transactions in the securities of the Issuer during the past sixty days.
B.	Hill Path Capital II
(a)	As of the close of business on the date hereof, Hill Path Capital II beneficially owned directly 2,869,527 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital II has not entered into any transactions in the securities of the Issuer during the past sixty days.
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C.	Hill Path Co-Investment
(a)	As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned directly 53,231 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 53,231
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,231
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	Hill Path D
(a)	As of the close of business on the date hereof, Hill Path D beneficially owned directly 71,349 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 71,349
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 71,349
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by Hill Path D during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path G
(a)	As of the close of business on the date hereof, Hill Path G beneficially owned directly 206,865 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 206,865
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 206,865
4. Shared power to dispose or direct the disposition: 0
(d)	The transactions in the securities of the Issuer by Hill Path G during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Hill Path J
(a)	As of the close of business on the date hereof, Hill Path J beneficially owned directly 309,747 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 309,747
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,747
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by Hill Path J during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the securities of the Issuer during the past sixty days.
H.	Hill Path GP II
(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,869,527 Shares owned by Hill Path Capital II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP II has not entered into any transactions in the securities of the Issuer during the past sixty days.
I.	HP D GP
(a)	HP D GP, as the general partner of Hill Path D, may be deemed the beneficial owner of the 71,349 Shares owned by Hill Path D.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 71,349
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 71,349
4. Shared power to dispose or direct the disposition: 0
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(c)	HP D GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Hill Path D during the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

J.	HP G GP
(a)	HP G GP, as the general partner of Hill Path G, may be deemed the beneficial owner of the 206,865 Shares owned by Hill Path G.

Percentage: Less than 1%

(c)	1. Sole power to vote or direct vote: 206,865
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 206,865
4. Shared power to dispose or direct the disposition: 0
(c)	HP G GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Hill Path G during the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

K.	HP J GP
(a)	HP J GP, as the general partner of Hill Path J, may be deemed the beneficial owner of the 309,747 Shares owned by Hill Path J.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,747
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,747
4. Shared power to dispose or direct the disposition: 0
(c)	HP J GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Hill Path J during the past sixty days are set forth in Schedule A, which is incorporated herein by reference.
L.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days.
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CUSIP No. 238337109

M.	Hill Path Investment Holdings II
(a)	Hill Path Investment Holdings II, as the managing member of each of Hill Path GP II, HP D GP, HP G GP and HP J GP, may be deemed the beneficial owner of the (i) 2,869,527 Shares owned by Hill Path Capital II, (ii) 71,349 Shares owned by Hill Path D, (iii) 206,865 Shares owned by Hill Path G and (iv) 309,747 Shares owned by Hill Path J.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 3,457,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,488
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings II has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Hill Path D, Hill Path G and Hill Path J during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
N.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 71,349 Shares owned by Hill Path D, (v) 206,865 Shares owned by Hill Path G and (vi) 309,747 Shares owned by Hill Path J.

Percentage: Approximately 11.6%

(b)	1. Sole power to vote or direct vote: 5,605,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,605,965
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Hill Path D, Hill Path G and Hill Path J during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 71,349 Shares owned by Hill Path D, (v) 206,865 Shares owned by Hill Path G and (vi) 309,747 Shares owned by Hill Path J.

Percentage: Approximately 11.6%

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CUSIP No. 238337109

(b)	1. Sole power to vote or direct vote: 5,605,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,605,965.
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Hill Path D, Hill Path G and Hill Path J during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
P.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 71,349 Shares owned by Hill Path D, (v) 206,865 Shares owned by Hill Path G and (vi) 309,747 Shares owned by Hill Path J.

Percentage: Approximately 11.6%

(b)	1. Sole power to vote or direct vote: 5,605,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,605,965
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Hill Path D, Hill Path G and Hill Path J during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on the date hereof, Hill Path Capital II and Hill Path D (the “Hill Path Funds”) entered into cash-settled total return swap agreements with Nomura Global Financial Products Inc. as the counterparty (collectively, the “Swaps”) that establish economic exposure to an aggregate of 1,116,491 and 1,253,286 notional Shares, respectively. The Swaps provide the Hill Path Funds with economic exposure to an aggregate of 2,369,777 Shares (the “Subject Shares”), representing approximately 4.9% of the outstanding Shares, that is comparable to the economic results of ownership but do not provide the Hill Path Funds with the power to vote or direct the voting of or to dispose or direct the disposition of the Subject Shares. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

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CUSIP No. 238337109

On December 13, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Hill Path Capital Partners LP, Hill Path Capital Partners II LP, Hill Path Capital Co-Investment Partners LP, Hill Path D Fund LP, Hill Path G Fund LP, Hill Path J Fund LP, Hill Path Capital Partners GP LLC, Hill Path Capital Partners II GP LLC, HP D GP LLC, HP G GP LLC, HP J GP LLC, Hill Path Investment Holdings LLC, Hill Path Investment Holdings II LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated December 13, 2022.

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CUSIP No. 238337109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2022

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path D Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

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CUSIP No. 238337109

Hill Path G Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path J Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HP D GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

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CUSIP No. 238337109

HP G GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HP J GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

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CUSIP No. 238337109

SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date

HILL PATH D FUND LP

Purchase of Common Stock	3,669	34.8844	12/08/2022
Purchase of Common Stock	9,879	34.5709	12/09/2022
Purchase of Common Stock	2,707	34.6545	12/12/2022

HILL PATH G FUND LP

Purchase of Common Stock	46,695	34.8844	12/08/2022
Purchase of Common Stock	125,716	34.5709	12/09/2022
Purchase of Common Stock	34,454	34.6545	12/12/2022

HILL PATH J FUND LP

Purchase of Common Stock	14,636	34.8844	12/08/2022
Purchase of Common Stock	39,405	34.5709	12/09/2022
Purchase of Common Stock	10,800	34.6545	12/12/2022